

February 28, 2012

Mr. Chene Gardner
Chief Financial Officer
Alto Group Holdings, Inc.
700 West Hillsboro Blvd.
Building 3, Suite 207
Deerfield Beach, FL 33441

      Re: Alto Group Holdings, Inc.
              Form 10-K/A for Fiscal Year Ended November 30, 2010
              Filed April 7, 2011
              File No. 000-53592

Dear Mr.Gardner:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Ethan Horowitz

                      Ethan Horowitz
                      Branch Chief